October 23, 2018

Renee Gala
Chief Financial Officer
Theravance Biopharma, Inc.
PO Box 309
Ugland House, South Church Street
George Town, Grand Cayman, Cayman Islands, KY1-1104

       Re: Theravance Biopharma, Inc.
           Form 10-K for the year ended December 31, 2017
           Filed February 28, 2018
           File No. 001-36033

Dear Ms. Gala:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance